CUISINE SOLUTIONS, INC.
85 South Bragg Street, #600
Alexandria, VA 22312
phone:703-270-2940

April 28, 2005

Ms. Regina Balderas
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-0405

Re:	Cuisine Solutions, Inc. Form 10-K, Filed September 24, 2004 Form 10-Q Filed January 25, 2005 File No. 0-12800

Dear Ms. Balderas:

     We have received the letter (the “Comment Letter”) dated March 24, 2005 from H. Roger Schwall, Assistant Director, of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Cuisine Solutions, Inc. (the “Company”). As requested in the Comment Letter, we are submitting this letter in response to the Staff’s comments. For your convenience, we have reproduced the Staff’s comments below, numbered in accordance with the numbering from the Comment Letter. Where the Company’s response to a particular comment includes proposed revised disclosure, we have presented the proposed text marked to show changes from the disclosure in the Company’s original filing.

From 10-K for the year ended June 26, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, Page 10

1.	We note that you identify several policies “...that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses” and which require “judgments and assessments of uncertainties”. However, your disclosures lack reference to specific accounting estimates and the assumptions and uncertainties underlying such estimates. Please expand your disclosures to explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and to address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making critical estimates are effective in meeting this MD&A objective. Please refer to the guidance in FRC Section 501.14 if you require further clarification.

In response to the Staff’s comment, we supplementally advise the Staff that, in future filings, the Company will revise the disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations as provided below:

A summary of the Company’s significant accounting policies is included in Note 1 to the Consolidated Financial Statements, included in this report. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company’s operating results and financial condition.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Judgments and assessments of uncertainties are required in applying the Company’s accounting policies in ~~many areas.~~  the areas of allowance for doubtful accounts, inventory obsolescence reserve and income taxes. The Company bases its judgments and estimates on historical experience and other assumptions that it believes are reasonable.

Trade receivables are reported in the consolidated balance sheets net of the allowance for doubtful accounts. Generally, the Company considers receivables past due 30 days subsequent to the billing date. The Company performs ongoing credit evaluations of its customers and generally extends credit without requiring collateral. The Company maintains an allowance for doubtful accounts, which is determined based on historical collection experience or changes in the financial condition of its customers. As these factors change, the Company’s allowance for doubtful accounts may change in subsequent accounting periods. Generally, losses have historically been within management’s expectations and have not been significant. As of June 26, 2004 and June 28, 2003, the Company maintained an allowance for doubtful accounts of approximately $68,000 and $62,000, or 1.7% and 1.8%, respectively.

The Company determines the inventory obsolescence reserve based on management’s historical experience and establishes reserves against inventory according to the age of the product. Additional reserves are sometimes established as a result of lack of marketability or changes in customer consumption patterns. Management’s judgment is necessary in determining the realizable value of those products to arrive at the proper obsolescence reserve. Total inventory obsolescence reserves as of June 26, 2004 is $162,000, or 2.8% of total inventory. Each 1% change in the ratio of obsolescence inventory reserve to inventory would impact cost of sales by approximately $58,000.

The Company accounts for corporate income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes,” which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary timing differences between the book carrying amounts and the tax basis of assets and liabilities. Future tax benefits are subject to a valuation allowance to the extent of the likelihood that the deferred tax assets may not be realized. The Company has fully reserved its deferred tax asset given its history of operating losses.

Recent Accounting Pronouncements, Page 10

2.	Please revise your disclosure for the issuance in December 2003 of FASB Interpretation No. 46 (Revised 2003).

In response to the Staff’s comment, we supplementally advise the Staff that, in future filings, the Company will revise the disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations as provided below:

In ~~January~~December 2003, the FASB issued ~~FIN No. 46,~~ FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities,” an interpretation of ARB No. 51 ("FIN No. 46(R)”). FIN No. 46(R) addresses the requirements for business enterprises to consolidate related entities in which they are determined to be primary economic beneficiary as a result of their variable economic interests. ~~Currently~~ The Company evaluated the criteria of this pronouncement and concluded that it has no variable interest entities, and therefore the adoption of FIN No. 46 ~~did not have a material~~ (R) had no impact on the Company’s financial statements.

Controls and Procedures, Page 17

3.	You indicate that "the information required under this Item 9A is shown in the Proxy Statement to be filed under Regulation 14A, under the caption "Compliance with Section 16(a) of the Securities and Exchange Act of 1934.” However, we note so such caption in your Proxy Statement filed September 30, 2004. Please indicate to us how you have complied with Item 9A of Form 10-K. Otherwise, revise your Form 10-K to comply with this requirement. Also, cite the literature that permits you to incorporate by reference the information required by Item 9A of Form 10-K from a filing to be made at a future date.

In response to the Staff’s comment, the Company supplementally advises the Staff that the cross-reference in the Company’s Form 10-K to the Company’s definitive proxy statement was included by an inadvertent error by the Company’s financial printer. The Company intended to include the following text in the Form 10-K:

ITEM 9A. CONTROLS AND PROCEDURES

~~Evaluation of~~The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures ~~The information required under this Item 9A is shown in the Proxy Statement to be filed under Regulation 14A, under the caption “Compliance with Section 16(a) of~~ , as defined in the Securities Exchange Act of 1934, Rule 13a-15(e), are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange ~~Act of 1934.”, and such information is incorporated herein by reference~~
~~Changes in~~Commission’s rules and forms. There have been no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

~~There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out this evaluation.~~

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management’s override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Report of Independent Registered Public Accounting Firm, page 22

4.	We note that the report of your independent registered public accounting firm does not reflect the signature of your auditors. Please request that your auditors include a signature in their auditors’ report dated September 14, 2004.

In response to the Staff’s comment, the Company supplementally advises the Staff that the electronic signature of the Company’s independent auditor was inadvertently omitted from the version of the Form 10-K filed via EDGAR due to a printer’s error. The Company did receive a signed audit report and has attached it hereto as Appendix A for the Staff’s review.

Note 1. Summary of Significant Accounting Policies, page 27

Revenue Recognition, Page 27

5.	We note that you recognize revenue when "products are shipped to [your] customers” or "when the customer receives the products”. Please expand your general revenue recognition policy description to address all the criteria detailed in SAB Topic 13:1. In your revised disclosure, address any differences relating to the physical conveyance of products or rendering of services for each significant revenue-generating activity. In this regard, we note your disclosure at page 6 that "all products are shipped frozen except for some retail sales in France, which are refrigerated. The French retail sales are all final sales, and the retailer bears the risk for any unsold product.”

In response to the Staff’s comment, we supplementally advise the Staff that, in future filings, the Company will revise the disclosure in the “Revenue Recognition” segment of Note 1. Summary of Significant Accounting Policies” as provided below:

REVENUE RECOGNITION

The Company recognizes revenue, including shipping charges billed to customers, at the time products are shipped to its customers, with the exception of ~~some of its United States airline distributors. For~~ U.S. airline distributors that purchase salmon products directly from the Company’s Norway facility. For these customers, the Company recognizes revenue when the customer receives the products. The Company’s sales are evidenced by verbal or physical purchase orders from the customers and confirmed by sales acknowledgement sent to the customers via facsimile. All products are shipped frozen, except for some retail sales items, which are shipped refrigerated. All sales are at fixed and determinable pricing and customers are responsible for freight costs. As part of its credit policy, the Company completes sales to customers that, based on its experiences, it believes will remit payment in full for the goods sold.

Inventory, page 28

6.	Please expand your disclosure to describe the type of costs included in inventory. Also, explain the criteria and other pertinent assumptions used to determine the obsolescence reserve. Refer to Rule 5-02-6(b) of Regulations S-X and ARB 43-Chapter 4, Statement 5 for US GAAP.

In response to the Staff’s comment, we supplementally advise the Staff that, in future filings, the Company will revise the disclosure in the “Inventory” segment of Note 1. Summary of Significant Accounting Policies” as provided below:

INVENTORY

Inventories are valued at the lower of cost, determined by the first-in, first-out method, or market. Included in inventory costs are raw materials, labor and manufacturing overhead. The Company records the raw materials at delivered cost. Standard labor and manufacturing overhead costs are applied to the finished goods based on normal production capacity as prescribed under ARB No. 43, Chapter 4.

The Company determines the inventory obsolescence reserve based on management’s historical experience and establishes reserves against inventory according to the age of the product. Additional reserves are sometimes established as a result of lack of marketability or changes in customer consumption patterns. At the end of fiscal year 2004, the Company had inventory reserves of $162,000.

Form 10-Q for the quarterly period ended December 11, 2004

Note 5. Transaction with Related Parties, Page 7

7.	We understand that on June 12, 2001 you signed an agreement with two other parties to create Cuisine Solutions Chile (the "Partnership”) and that upon execution of the agreement you received a 10% interest in the Partnership. Please describe in more detail the nature of your relationship with the Partnership. Indicate to us your basis for excluding the Partnership from your consolidation. In your response, address any items that preclude you from meeting the criteria defined by FASB Interpretation No. 46 (Revised 2003) or any other applicable accounting literature that prescribes consolidation for similar relationships and business arrangements.

In response to the Staff’s comment, we supplementally advise the Staff that, while the Company’s original intention in 2001 was to participate in a Chilean joint venture structured as a partnership, this transaction was terminated before the joint venture began operations. Subsequent to the termination of the joint venture, in 2003 the Company acquired 10% of the shares of a newly created corporation, Cuisine Solutions Chile, Inc., a Chilean corporation ("Cuisine Chile”). The Company has no control over the operations of Cuisine Chile. Rather, substantially all of the decision-making of Cuisine Chile is vested in its majority shareholder, who with its related parties, controls approximately 80% of Cuisine Chile. The Company has no affiliation with the majority shareholder of Cuisine Chile or any of its related parties. We have reviewed FIN No. 46(R) and concluded that Cuisine Chile is not a "variable interest entity” within the meaning of FIN No. 46(R) and, therefore, does not require consolidation.

Under FIN No. 46(R), an entity that is deemed to be a business (as defined in this interpretation) need not be evaluated to determine if it is a variable interest entity unless one of the following conditions exists. As explained in greater detail below, we supplementally advise the Staff that, with respect to the Company’s relationship with Cuisine Chile, none of the following conditions exist:

a)	The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity and the entity is neither a joint venture nor a franchise.

Although the Company initially planned to participate significantly in the joint venture in 2001, after the initial joint venture was terminated, the Company did not have any participation in the business structure design of Cuisine Chile. Cuisine Chile was structured as a corporation, and the financing and structure of Cuisine Chile was designed and controlled by the majority shareholder of Cuisine Chile without any significant input from the Company.

b)	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

The Company has no rights to participate in the operational decisions of Cuisine Chile, including purchasing strategy, pricing, manufacturing, distribution or any other aspect of the company’s operations. Other than in respect of its 10% equity ownership in Cuisine Chile, the Company does not share in the profit or loss of Cuisine Chile.

Cuisine Chile was incorporated to process and manufacture salmon and other seafood. The Company does currently have exclusive selling rights in the United States and certain European countries for sales of Cuisine Chile’s fully cooked (sous vide) products, but the Company has no rights to sell Cuisine Chile’s raw portioned products anywhere in the world, nor to sell Cuisine Chile’s cooked products anywhere in the world, except North American and Europe (excluding Germany).

c)	The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on the analysis of the fair values of the interests in the entity.

The Company has made certain cash and non-cash contributions to Cuisine Chile in consideration for its 10% equity stake in the enterprise. The Company did not participate in any fashion in the financing of Cuisine Chile’s manufacturing plant in Chile. The Company has not contributed any debt financing to, nor guaranteed any obligations of, Cuisine Chile. The Company has not pledged any financial support to Cuisine Chile beyond its current 10% equity stake.

d)	The activities of the entity are primarily related to securitizations, other forms of asset-backed financing, or single leasing arrangements.

Cuisine Chile is not engaged in any of the above activities.

8.	We understand that during the second quarter 2005, you sold equipment from your discontinued facility in Norway in exchange for a note receivable of $500,000 and equity in the Partnership. Please indicate to us the percentage by which your ownership in the Partnership increased as a result of this transaction. In your response, indicate to us the impact that the consummation of this transaction and your increased ownership has on your analysis regarding whether the Partnership should be included in your consolidation.

In response to the Staff’s comment, we supplementally advise the Staff that the Company initially received its 10% equity interest in Cuisine Chile in 2003 in consideration for the contribution of certain intangible assets which had zero basis on the Company’s balance sheet. Since Cuisine Chile was an early stage enterprise and had no operating history, we believed the fair value of the 10 percent interest was nominal and as such did not record it on the Company’s balance sheet. Cuisine Chile recently needed approximately $5 million to increase its capital, and therefore, requested all of its shareholders to make a proportionate investment to avoid dilution of their ownership positions. Based on the Company’s proportionate interest in Cuisine Chile, its share of the $5 million capital raise was approximately $500,000.

Instead of investing cash of $500,000, the Company sold equipment to Cuisine Chile at an agreed upon price of $1 million in return for (i) a short term note payable of $500,000 from Cuisine Chile payable in three monthly installments, and (ii) additional equity In Cuisine Chile which Cuisine Chile considered as a capital contribution in the amount of $500,000 (equal to the Company’s pro rata portion of the capital raise). As a result of this transaction and the equity contributions of the other shareholders of Cuisine Chile, the Company’s ownership percentage in Cuisine Chile remained unchanged following the transaction. Accordingly, this transaction did not result in any change in our analysis of Cuisine Chile under FIN No. 46(R).

9.	In connection with the sale of equipment described in the above comment, we understand from your disclosure in Notes 5 and 6 that the fair value of the equity was determined by management to be approximately $375,000 and that you recorded a gain of approximately $571,000 in connection with the sale. Please explain in detail the manner by which management determined the fair value. Provide any reports that have been prepared to support the fair value. Include in your response detail of the methodologies, estimates and assumptions used to prepare the fair value. In your response, cite any applicable accounting literature you considered when determining the manner by which to account for this transaction.

In response to the Staff’s comment, we supplementally advise the Staff that, as stated in response to comment 7 above, the Company retained its 10% ownership in Cuisine Chile by contributing $500,000 of the purchase price from the equipment sale in return for additional equity in Cuisine Chile as part of a capital raise from all of Cuisine Chile’s shareholders, thereby avoiding dilution.

According to APB Opinion No. 29 and FASB discussions in EITF 01-2, the fair value of the asset received should be used to measure the fair value of the asset surrendered (and the cost of the asset received) if it is more clearly evident than the fair value of the asset surrendered. At the time of the equipment sale, the fair market value of the equipment was not readily available and the other stockholders of Cuisine Chile (who are not affiliated with the Company) were simultaneously contributing cash to Cuisine Chile in return for equity that would suggest a fair value of the equity received by the Company of $500,000. Valuing the equity received from Cuisine Chile at $500,000 would, therefore be justified, as all other shareholders of Cuisine Chile were willing to make their investments at that same valuation.

Because there is no public market for the stock of Cuisine Chile, no track record for Cuisine Chile going forward, and because the Company has a minority interest in Cuisine Chile, the Company believed that it would not be appropriate to capitalize the equity received at the full amount of $500,000. Rather, the Company’s management believed that a more conservative accounting approach was appropriate. Therefore, the Company’s management elected to discount the investment in Cuisine Chile by 25% to $375,000, based on its belief that this was the minimum price that the Company could receive for its investment from another unrelated, willing party in the absence of duress.

The $571,000 gain that the Company recorded in connection with the transaction was calculated as follows: $500,000 cash (consisting of the promissory note) paid for the mostly amortized equipment, plus the $375,000 of equity that the Company received from that sale (totaling $875,000), less aggregate costs incurred in connection with the sale of $108,000 (consisting of preparing equipment for sale, shipping, freight and customs costs, and costs of repair of the equipment damaged in shipping) and the $196,000 book value of the equipment.

Controls and Procedures, page 23

10.	We note that you have provided conclusions with respect to your disclosure controls and procedures within 120 days prior to the filing date of the quarterly report. Please revise your conclusions to indicate whether or not the disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q. Refer to Item 4 of Form 10-Q.

In response to the Staff’s comment, we supplementally advise the Staff that, as a result of a clerical error, the Company inadvertently included the outdated disclosure regarding the assessments of the Company’s disclosure controls and procedures. In future filings, the Company will include the revised language below:

Item 4. Controls and Procedures

~~Within 120 days prior to the date of this report, Management carried out an evaluation of~~ The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the ~~design and operation of the~~ Company’s disclosure controls and procedures, ~~pursuant to Exchange Act Rule 13a-14 and 15d-14. Based on the foregoing, the Principal~~ as of the end of the period covered by this quarterly report. Based on that evaluation, the Company’s Chief Executive Officer and ~~Principal~~Chief Financial Officer concluded that the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, are effective to ~~timely alert them to any material information relating to the Company that must be included in the Company’s periodic SEC filings~~ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. In addition, there have been no ~~significant~~ changes in the Company’s internal ~~controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation~~control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, do not expect that the Company’s disclosure controls and procedures will prevent all errors and fraud. In designing and evaluating the Company’s disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management’s override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

11.	Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release No. 33-8238, which became effective August 14, 2003. Please revise your disclosures under Item 4 to include the appropriate references to the definitions of disclosure controls and procedures.

See the Company’s response to comment 10 above.

12.	You also state that there were no “significant changes” in your “internal controls” and no factors that could “significantly effect” these controls subsequent to the date of their evaluation. However, Item 308(c) of

Regulation S-K requires that you disclose any change in registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has “materially affected, or is reasonably likely to material affect, the small business issuer’s internal control over financial reporting.” See also paragraph 4(d) of Regulation S-K, Item 601, Exhibit 31. Please revise you disclosure accordingly.

See the Company’s responses to comments 10 above and 13 below.

Exhibit 31.1

13	We note the certifications you provide as required by Rule 13a-14(a) (17CFR 240.13a-14(a)) or Rule 15d-14(a) (17CFR 240.15d-14(a)). Note that the language cannot be altered. As such, please revise the language of paragraphs 4, 4(a), 4(b), 4(c), 5, 5(a), 5(b), and 6 of the certification included at Exhibit 31.1.

In response to the Staff’s comment, we supplementally advise the Staff that, as a result of a clerical error, the Company inadvertently filed certifications containing language that was altered from the Commission’s prescribed language. In future filings, the Company will include the appropriate language in its certifications. For an example of the form of certification that we would use in the future, see Appendix B.

Form 10-Q for the quarterly period ended September 18, 2004

General

14.	To avoid duplication of comments, please make consistent revisions to your disclosures provided under Item 4 on page 18 and the certifications presented at Exhibit 31.1 for any comments above, which also apply to your disclosures within this filing.

We note the Staff’s comment and the Company’s responses to comments 10-13 above are incorporated herein.

****

     We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. In this regard and pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for diligence in ensuring that investors have the information required to make informed decisions about their investment in Cuisine Solutions. If you have any questions, please do not hesitate to call me at 703-270-2900.

Sincerely,

/s/ Stanislas Vilgrain
Stanislas Vilgrain
CEO

Accountants and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Cuisine Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Cuisine Solutions, Inc., and subsidiaries as of June 26, 2004 and June 28, 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 26, 2004. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for each of the three years in the period ended June 26, 2004 as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits..

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cuisine Solutions, Inc., and subsidiaries as of June 26, 2004 and June 28, 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 26, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule for each of the three years in the period ended June 26, 2004, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Vienna, Virginia
September 14, 2004

Suite 300
2070 Chain Bridge Road
Vienna, VA 22182-2536
T 703 847 7500
F 703 848 9580
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Appendix B

EXHIBIT 31.1
WRITTEN STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL
OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stanislas Vilgrain, certify that:

1. I have reviewed this report on Form 10-Q of Cuisine Solutions, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-~~14~~15(e) and 15d-~~14~~15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures ~~as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”);~~ and~~c)~~ presented in this ~~quarterly~~ report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on ~~our~~such evaluation ~~as of the Evaluation Date~~; and

c) disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s second fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which ~~could~~are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial ~~data and have identified for the registrant’s auditors any material weaknesses in internal controls~~information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls~~; and 6. The registrant’s other certifying officers and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses~~ over financial reporting.

Date: January 25, 2005